SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Ordinary General Shareholders Meeting call and agenda.

BANCO SANTANDER, S.A.

Ordinary General Shareholders’ Meeting

The Board of Directors of this Bank has resolved to call the shareholders to the Ordinary General Shareholders’ Meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 22 March 2013 at 9:30 a.m., on second call, in the event that, due to failure to reach the required quorum, such Meeting cannot be held on first call, which is also hereby convened to be held at the same place and time on 21 March 2013, in order for the shareholders to consider and resolve upon items One through Fourteen, and also to provide a consultative vote on item Fifteen of the following

AGENDA

One.-	Annual accounts and corporate management.

One A.	Examination and, if appropriate, approval of the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2012.

One B.	Examination and, if appropriate, approval of the corporate management for Financial Year 2012.

Two.-	Application of results obtained during Financial Year 2012

Three.-	Board of Directors: appointment, re-election or ratification of directors.

Three A	Re-election of Mr Guillermo de la Dehesa Romero.

Three B.	Re-election of Mr Abel Matutes Juan.

Three C.	Re-election of Mr Ángel Jado Becerro de Bengoa.

Three D.	Re-election of Mr Javier Botín-Sanz de Sautuola y O’Shea.

Three E.	Re-election of Ms Isabel Tocino Biscarolasaga.

Three F.	Re-election of Mr Fernando de Asúa Álvarez.

Four.-	Re-election of the Auditor for Financial Year 2013.

Five.-	Approval of the corporate website (www.santander.com) for purposes of section 11 bis of the Spanish Capital Corporations Law (Ley de Sociedades de Capital).

Six.-	Merger of Banco Santander, S.A. and Banco Español de Crédito, S.A. (“Banesto”).

Approval of the merger by absorption of Banesto by Banco Santander, with termination of the absorbed company and the en bloc transfer of its assets and liabilities, by universal succession, to the absorbing company, with the express provision that the exchange be covered by the delivery of treasury shares by Banco Santander in accordance with the draft terms of merger formulated by the respective Boards of Directors of such companies as included on their respective websites, and for such purpose:

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(a) Approval of the common draft terms of merger between Banco Santander and Banesto, and approval of the balance sheet of Banco Santander ended as of 31 December 2012 as the merger balance sheet.

(b)    Approval of the resolution on the merger by absorption of Banesto by Banco Santander, with termination of the former by means of dissolution without liquidation and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire them by universal succession, expressly providing that the exchange shall be covered by means of the delivery of treasury shares of Banco Santander, all in compliance with the provisions of the common draft terms of merger.

(c)    Adherence of the transaction to the tax regime established in chapter VIII of title VII of the Restated Text of the Company Income Tax Act (Ley del Impuesto sobre Sociedades) and section 3 of additional provision two thereof, as well as in section 45, paragraph 1. B.) 10. of the Restated Text of the Asset Transfer and Documentary Stamp Tax Act (Ley del Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados).

Seven.-	Merger of Banco Santander, S.A. and Banco Banif, S.A. Unipersonal (“Banif”).

Approval of the merger by absorption of Banif by Banco Santander, with termination of the absorbed company and the en bloc transfer of its assets and liabilities, by universal succession, to the absorbing company, in accordance with the draft terms of merger formulated by the respective Boards of Directors of such companies as included on the website of Banco Santander and deposited with the Commercial Registry of Madrid, and for such purpose:

(a) Approval of the common terms of merger between Banco Santander and Banif, and approval of the balance sheet of Banco Santander ended as of 31 December 2012 as the merger balance sheet.

(b)    Approval of the merger by absorption of Banif by Banco Santander, with termination of the former by means of dissolution without liquidation and the en bloc transfer of all of its assets and liabilities to the latter, which shall acquire them by universal succession, all in compliance with the provisions of the common draft terms of merger.

(c)    Adherence of the transaction to the tax regime established in chapter VIII of title VII of the Restated Text of the Company Income Tax Act and section 3 of additional provision two thereof, as well as in section 45, paragraph 1. B.) 10. of the Restated Text of the Asset Transfer and Documentary Stamp Tax Act.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Eight.-	Bylaws and director remuneration system. Amendment of articles 58 (compensation of directors) and 61 (website).

Eight A.	Director remuneration system: amendment of article 58 concerning compensation of directors and determination of its amount by the General Shareholders’ Meeting.

Eight B.	Amendment of article 61 (website).

Nine.-	Delegation to the Board of Directors of the power to carry out the resolution to be adopted by the shareholders at the Meeting to increase the share capital pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law, depriving of effect the authorisation granted by means of resolution Seven II) adopted by the shareholders at the Ordinary General Shareholders’ Meeting of 30 March 2012.

Ten.-	Authorisation to the Board of Directors such that, pursuant to the provisions of section 297.1.b) of the Spanish Capital Corporations Law, it may increase the share capital on one or more occasions and at any time, within a period of three years, by means of cash contributions and by a maximum nominal amount of 2,634,670,786 euros, all upon such terms and conditions as it deems appropriate, depriving of effect, to the extent of the unused amount, the authorisation granted under resolution Eight II) adopted at the Ordinary General Shareholders’ Meeting of 30 March 2012. Delegation of the power to exclude pre-emptive rights, as provided by section 506 of the Spanish Capital Corporations Law.

Eleven.-

Eleven A.	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights (derechos de asignación gratuita) at a guaranteed price and power to use voluntary reserves from retained earnings for such purpose. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Eleven B.	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Eleven C.-	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Eleven D.	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the Board of Directors, which may in turn delegate such powers to the Executive Committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this General Shareholders’ Meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Twelve.-

Twelve A.	Delegation to the Board of Directors of the power to issue fixed-income securities, preferred interests or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Company. Establishment of the standards for determining the basis and methods for the conversion and/or exchange and grant to the Board of Directors of the power to increase share capital by the required amount, as well as to exclude the pre-emptive rights of shareholders. To deprive of effect, to the extent not used, the delegation of powers approved by resolution Ten A II) of the shareholders acting at the Ordinary General Shareholders’ Meeting of 30 March 2012.

Twelve B.	Delegation to the Board of Directors of the power to issue fixed-income securities, preferred interests or debt instruments of a similar nature (including certificates, promissory notes and warrants) that are not convertible into shares.

Thirteen.-	Approval, under items Thirteen A and Thirteen B, of the application of new plans or cycles for the delivery of Santander shares for implementation by the Bank and by companies of the Santander Group and linked to certain continuity requirements and the progress of the Group, and, under item Thirteen C, of the application of a plan for employees of Santander UK plc. and other companies of the Group in the United Kingdom:

Thirteen A.	Third cycle of the Deferred and Conditional Variable Remuneration Plan (Plan de Retribución Variable Diferida y Condicionada).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Thirteen B.	Fourth cycle of the Deferred and Conditional Delivery Share Plan (Plan de Acciones de Entrega Diferida y Condicionada).

Thirteen C.	Plan for employees of Santander UK plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.

Fourteen.-	Authorisation to the Board of Directors to interpret, remedy, supplement, carry out and further develop the resolutions adopted by the shareholders at the Meeting, as well as to delegate the powers received from the shareholders at the Meeting, and grant of powers to convert such resolutions into notarial instruments.

Fifteen.-	Annual report on director remuneration policy.

SUPPLEMENT TO THE CALL TO MEETING

Shareholders representing at least five per cent of the share capital may request the publication of a supplement to this call, including one or more items on the agenda. This right must be exercised by means of certified notice that must be received at the Company’s registered office within five days of the publication of this notice of the call to meeting, with a statement of the name of the shareholders exercising such right and of the number of shares held by them, as well as of the items to be included on the agenda, attaching a rationale or substantiated proposals for resolutions concerning such items and, if appropriate, any other relevant documentation. The same shareholders holding at least five per cent of the share capital may, by certified notice to be received at the registered office within five days of the publication of this notice of the call to meeting, submit duly grounded proposed resolutions concerning matters that are already included or must be included on the agenda, all as provided in section 519.2 of the Spanish Capital Corporations Law. The foregoing is without prejudice to the right of any shareholder, during the course of the General Shareholders’ Meeting, to make alternative proposals or proposals concerning items that need not be included on the agenda pursuant to the provisions of the Spanish Capital Corporations Law.

PARTICIPATION OF A NOTARY AT THE MEETING

The Board of Directors has resolved to request the presence of a Notary Public to record the minutes of the Meeting pursuant to section 203 of the Spanish Capital Corporations Law, read together with section 101 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil) and article 4.2 of the Rules and Regulations for the General Shareholders’ Meeting.

RIGHT TO ATTEND THE MEETING

Every holder of any number of the Bank’s shares registered in the shareholder’s name five days prior to the date on which the General Shareholders’ Meeting is to be held and who meets the other requirements established in the Bylaws has the right to attend this meeting. Such right to attend may be delegated pursuant to the provisions governing this matter under sections 184 and 522 et seq. of the Spanish Capital Corporations Law, the Bylaws and the Rules and Regulations for the Shareholders’ Meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

PROXY-GRANTING, DISTANCE VOTING AND REMOTE ATTENDANCE AT THE MEETING

Shareholders having the right to attend may grant a proxy and exercise their voting rights through remote means of communication and prior to the holding of the Meeting, pursuant to the provisions of articles 27 and 34 of the Bylaws and articles 8 and 20 of the Rules and Regulations for the General Shareholders’ Meeting and on the terms and conditions described in the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com). The mechanisms for the exercise of voting rights and proxy-granting prior to the Meeting by electronic means will cease operation on the Bank’s website (www.santander.com) and at the Bank’s Internet address http://jga.bsan.mobi at 6:00 p.m. on 20 March 2013.

In addition, as permitted by the provisions of section 6 of article 34 of the Bylaws and the Additional Provision of the Rules and Regulations for the General Shareholders’ Meeting, the Board has resolved that attendance at the Meeting is also possible through the use of data transmission means that allow for real-time connection with the premises where the Meeting is held (“remote attendance”). The means to remotely attend the meeting will be available on the Bank’s website (www.santander.com) at 8:00 a.m. on 21 March 2013 (first call) and, if applicable, at 8:00 a.m. on the following day, 22 March 2013 (second call); shareholders (or their representatives) wishing to attend remotely, whether on first or second call, must register no later than 9:00 a.m. on the relevant day. For those persons who attend the Meeting remotely, the mechanisms for remote attendance will cease operation at the end of the General Shareholders’ Meeting or, if applicable, upon determination that the quorum required to hold the meeting is not present.

In reliance on the aforementioned provisions, the Board of Directors has developed the following rules applicable to proxy-granting and distance voting prior to the Meeting and to remote attendance:

A)	PROXY-GRANTING AND DISTANCE VOTING PRIOR TO THE MEETING

1.	Proxy-granting by remote means of communication

Means whereby a proxy may be granted

The remote means of communication that are valid to grant such proxy representation are the following:

(i)	Electronic means:

In order to grant a proxy by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com) or, if mobile devices are used, through the Bank’s Internet address http://jga.bsan.mobi.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The mechanism to grant a proxy by electronic means shall be such as properly guarantees the security and the identity of the person granting the proxy. Therefore, shareholders wishing to use this proxy-granting mechanism must have previously signed one of the following agreements with the Bank, giving them a set of passwords to access the distance voting and proxy-granting software application and, by means thereof, an electronic signature:

(a)	Multi-Channel Agreement: shareholders who are individuals and who have already entered into a Multi-Channel Agreement with the Bank may rely upon it and use, for purposes of electronic proxy-granting, the passwords and electronic signature already available to them under such agreement.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who are individuals and have not entered into a Multi-Channel Agreement and shareholders that are legal entities (even if they have entered into a Multi-Channel Agreement) must execute, for the sole purpose of using the electronic voting and proxy-granting mechanisms, and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Access (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the Meeting through remote means of communication”).

From the date of publication of the announcement of the call to meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com) or, if using mobile devices, through the Bank’s Internet address http://jga.bsan.mobi, grant a proxy to another person to represent the shareholder at the Meeting, all on the terms and conditions described in each case. Shareholders who grant a proxy by electronic means undertake to notify the appointed representative of the proxy granted. Where a proxy is granted to a Director and/or the General Secretary of the Bank or a remote attendee at the Meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.

Electronic proxies must be accepted by the proxy-holder, and may not be used without such acceptance. For such purpose, all electronic proxies granted to persons other than the Directors and/or the General Secretary and/or a remote attendee at the Meeting must be printed, signed and produced, together with an identifying document, by the appointed proxy-holder to the staff in charge of the shareholders’ register on the date and at the place of the Meeting, beginning one hour prior to the time established for commencement of the Meeting. In the case of electronic proxies sent through the Bank and granted to persons attending the Meeting from a distance, the Bank’s software application will show such remote attendees the proxies received in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person (physically or from a distance).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(ii)	Hand-delivery or postal correspondence

In order to grant a proxy by hand-delivery or postal correspondence, shareholders must complete and sign the “Proxy” section of the printed attendance, proxy and voting card issued by the Bank. Such proxies must be accepted by the proxy-holder, without which acceptance they may not be used. For such purpose, the proxy-holder may sign in the appropriate space on the attendance and proxy card itself. The person to whom voting powers are delegated may only exercise such powers by attending the Meeting in person, for which purpose, if he/she physically attends the Meeting, he/she must produce an identifying document when entering the premises where the Meeting is held. In the case of proxies granted by hand-delivery or postal correspondence to persons who attend the Meeting remotely, and provided that such proxies have been sent through the Bank, the Bank’s software application will show such remote attendees the proxies received in order for them to accept said proxies, if they are willing to do so.

The duly completed and signed card must be delivered at any Branch of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

In addition, as is customary and pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, the duly completed and signed proxy card may also be submitted, together with an identifying document, by the appointed proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register on the date and at the place where the General Shareholders’ Meeting is to be held, beginning one hour prior to the time established for commencement thereof.

2.	Voting prior to the Meeting by remote means of communication

Means for casting a vote from a distance

The remote means of communication which are valid for purposes of casting a vote from a distance are the following:

(i)	Electronic means:

In order to cast their vote from a distance by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com) or, if using mobile devices, through the Bank’s Internet address http://jga.bsan.mobi.

The mechanism to cast votes from a distance by electronic means shall be such as properly guarantees security and the identity of the person casting the vote. To such end, shareholders who wish to use this voting mechanism must have previously signed one of the agreements specified in section 1 (i) above.

Once a shareholder has executed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may cast his vote from a distance in connection with the items on the agenda for the General Shareholders’ Meeting, either through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com) or, if using mobile devices, through the Bank’s Internet address http://jga.bsan.mobi, and all on the terms and conditions described in each case.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(ii)	Hand-delivery or postal correspondence:

In order to cast a vote from a distance by hand-delivery or postal correspondence, shareholders must complete and sign the “Distance Voting” section of the printed attendance, proxy and voting card issued by the Bank. The duly completed and signed card must be delivered to any Branch of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

3.	Basic rules on voting and proxy-granting prior to the Meeting and attendance in person (physically or from a distance)

3.1	Deadline for receipt by the Company of proxies granted and votes cast from a distance prior to the Meeting.

3.1.1	Proxies and distance votes sent by hand-delivery or postal correspondence

In order to be valid, and pursuant to the provisions of the Bylaws, both proxies granted from a distance and votes cast from a distance sent by hand-delivery or postal correspondence must be received by the Company before midnight of the third day prior to the date on which the Meeting is to be held on first call, i.e., prior to midnight on 18 March 2013.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as are granted in writing and submitted by the proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place where the Meeting is to be held, and beginning one hour prior to the time established for commencement thereof.

3.1.2	Proxies and distance votes sent by electronic means

Pursuant to the provisions of the Bylaws and of the Rules and Regulations for the General Shareholders’ Meeting, on the occasion of this General Shareholders’ Meeting, the Board of Directors has resolved to reduce the minimum advance period established to receive proxies and votes from a distance sent by electronic means, the deadline now being set at 6:00 p.m. on the day prior to the date on which the Meeting is to be held on first call. Therefore, in order to be valid, both proxies granted from a distance and votes cast from a distance through electronic means must be received by the Company prior to 6:00 p.m. on the day prior to the date on which the Meeting is to be held on first call, i.e., prior to 6:00 p.m. on 20 March 2013. The mechanisms for the exercise of voting rights and proxy-granting prior to the Meeting by electronic means shall cease operation on the Bank’s website (www.santander.com) and on the Bank’s Internet address http://jga.bsan.mobi at 6:00 p.m. on 20 March 2013.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as have been granted in writing and submitted by the appointed proxy-holder who physically attends the Meeting to the staff in charge of the shareholders’ register, on the date and at the place of the Meeting and beginning one hour prior to the time established for commencement thereof.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

3.2	Rules of priority among proxies, distance voting and attendance in person (physically or from a distance)

3.2.1	Priorities among proxies, distance voting and attendance in person

(i)	Attendance at the Meeting in person (whether physically or from a distance) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to cast such vote, shall render said proxy or vote ineffective. Personal physical attendance will invalidate remote personal attendance.

(ii)	Likewise, the vote, irrespective of the means used to cast it, shall render ineffective any electronic or written proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

3.2.2	Priorities based upon the means used to grant the proxy or cast the vote

(i)	In the event that a shareholder validly grants a proxy, electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

(ii)	Likewise, a vote validly cast under a handwritten signature on the printed card shall render void the vote cast electronically, whether previously or subsequently.

3.3	Modification of the vote cast from a distance

Once cast, a distance vote may not be modified, except in the event of attendance at the Meeting in person (whether physically or from a distance) by the shareholder who cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline, by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).

3.4	Other matters

In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (advance proxy-granting and voting, and remote attendance).

Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the disposition of shares of which the Company is aware.

Either or any of the joint holders of deposited shares may vote, grant a proxy or attend the Meeting, and the rules of priority set forth in sub-section 3.2 hereof shall apply. For purposes of the provisions of section 126 of the Spanish Capital Corporations Law, it is presumed that the joint holder who carries out an act (proxy-granting, voting, or attending physically or from a distance) at any time has been appointed by the other joint holders to exercise the rights accruing to a shareholder.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Shareholders that are legal entities or do not reside in Spain must call the Shareholders’ Helpline in order to adapt, with proper safeguards, the distance voting and proxy-granting mechanisms to their particular situation.

Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and voting service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

4.	Technical incidents

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the General Shareholders’ Meeting, when so required for technical or security reasons.

The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature that are beyond the Bank’s control and prevent the use of the mechanisms for electronic voting and proxy-granting prior to the Meeting.

B)	REMOTE ATTENDANCE AT THE MEETING

In order to ensure the identity of the attendees, the proper exercise of their rights, real-time interactivity, and the proper progress of the Meeting, shareholders (or their representatives) who wish to use the remote attendance mechanisms must have previously entered into one of the following agreements with the Bank, whereby they can obtain a set of passwords in order to access the remote attendance software application and, by means thereof, an electronic signature:

(a)	Multi-Channel Agreement: individuals who have already entered into a Multi- Channel Agreement with the Bank may rely on it and use, for purposes of remote attendance, the passwords and electronic signature already available to them under such agreement.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting: individuals who have not entered into a Multi-Channel Agreement and legal entities (even if they have entered into a Multi-Channel Agreement) must execute, for the sole purpose of remote attendance at the Meeting and of casting a vote thereat and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the Meeting (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the Meeting through remote means of communication”).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

From the date of publication of the announcement of the call to meeting, the information and requirements to execute either of these agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder (or his/her representative) has executed either of the aforementioned agreements and has his/her corresponding set of passwords and electronic signature, such shareholder may, through the “General Shareholders’ Meeting” section on the Bank’s website (www.santander.com), attend and vote at the Meeting by remote means of communication in real time.

Remote attendance at the Meeting shall be subject to the following basic rules, and all matters not expressly contemplated herein shall be governed by the provisions posted on the Bank’s website and by those set forth in the Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting:

(i)	Logging-on, registration and attendance: Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, and in order to permit the appropriate management of remote attendance systems, shareholders (or their representatives) who wish to attend the Meeting and vote by remote means of communication shall register by logging on between 8:00 a.m. and 9:00 a.m. on the date of the Meeting. No attendee registration shall be admitted outside of this time period.

In the event that the Meeting is held on second call, attendees who have registered for the Meeting on first call will be required to carry out the registration process again in order to be able to attend.

If persons attending from a distance have been granted proxies, and provided that such proxies have been received by the Company within the deadlines for admission thereof, the software application will show them such proxies so that they accept them, if they are willing to do so.

Attendees who wish to state before the Notary that they expressly leave the Meeting must do so by using the form included for such purpose in the remote attendance software application. Once they have notified the Notary of their express intention of leaving the meeting, all actions taken by such shareholders thereafter shall be deemed not taken. In any event, by means of a connection to the software application, the Notary will be aware of the actions taken by the persons who attend the Meeting from a distance, including the votes that may be cast by them.

(ii)	Participation: Shareholders (or their representatives) who, in the exercise of their rights, intend to participate in the Meeting and, where applicable, request information or clarifications in connection with the items on the agenda, request clarifications regarding information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting and regarding the auditor’s report or make proposals shall express their intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form prepared for such purpose, persons attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the Chairman declares a valid quorum to have been established for the Meeting until the participation period ends. Persons attending from a distance who wish their participation to be recorded in the minutes of the Meeting must expressly state such desire in the text in which the contents of their participation are set forth.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

As the participation of each person attending from a distance is received, such participation will be accessible to the attendees who are physically present at the place of the Meeting. In turn, remote attendees shall be able to access each such participation by logging onto the website indicated in the software application.

Requests for information or clarification made by remote attendees will be answered in writing within seven days of the Meeting, pursuant to the provisions of the Spanish Capital Corporations Law.

(iii)	Voting: Votes on the proposals relating to the items on the agenda may be cast as from the moment when the Chairman declares the Meeting to be validly convened and provided always that the attendee has registered by following the procedure described in sub-section (i) above; in the event of alternative proposals, the provisions of the second paragraph of article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting shall apply. As regards proposed resolutions on matters that, as prescribed by law, need not be specified on the agenda, remote attendees may cast their vote as from the moment when the Secretary for the General Shareholders’ Meeting reads out such proposals for a vote to be taken thereon. In all events, the remote voting process with respect to all the proposals submitted to the shareholders acting at the General Shareholders’ Meeting will come to an end when, following the reading of the summaries of the proposed resolutions by the Secretary for the Meeting, the vote commences on the proposed resolutions at the premises where the Meeting is held.

The vote on the proposed resolutions shall be governed by the procedure contemplated in the Bylaws and in the Rules and Regulations for the General Shareholders’ Meeting.

(iv)	Other matters: Legal entities and those persons that do not reside in Spain must call the Shareholders’ Helpline in order to adapt, with proper safeguards, the mechanisms for attending the Meeting by remote means of communication in real time.

In the event that more than one of the joint holders of deposited securities are in attendance, the joint holder who is the first to register (physically or from a distance) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of section 126 of the Spanish Capital Corporations Law, the joint holder who registers first (physically or from a distance) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders (or their representatives) shall be solely responsible for safeguarding the passwords for accessing and using the remote attendance service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for remote attendance at the General Shareholders’ Meeting when so required for technical or security reasons. The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature that are beyond the Bank’s control and prevent the use of the mechanisms for remote attendance at the Meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

For further information on proxy-granting and distance voting and remote attendance at the Meeting, shareholders may write to the e-mail address junta.accionistas@santander.com, call the Shareholders’ Line 902 11 17 11 or go to the Office of the Shareholder, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 – Boadilla del Monte (Madrid). Further information is also available on the Company’s website (www.santander.com).

RIGHT TO RECEIVE INFORMATION

In addition to the provisions of section 197 of the Spanish Capital Corporations Law, starting on the date of the publication of the announcement of the call to meeting, shareholders may obtain from the Company, immediately and free of charge, the annual accounts, the management report and the auditor’s report for Financial Year 2011, as well as the consolidated accounts, the Group’s management report and the auditor’s report for such Financial Year.

In addition, pursuant to the provisions of sections 39, 40.2 and related provisions of Law 3/2009 of 3 April on Structural Modifications of Commercial Companies (the “Structural Modifications Act”), the documents listed below are posted on the corporate website of Banco Santander and may be downloaded and printed. As from the date of publication of the announcement of the call to meeting, the shareholders may also examine such documents, along with the full text of the respective proposed resolutions, at the registered office (Paseo de Pereda 9 al 12, 39004 Santander, Cantabria), as well as request that such documents be delivered or sent to them without charge.

A.-	In connection with item Six of the agenda

(i)	The draft common terms of merger of Banco Santander and Banesto.

(ii)	The reports of the directors of Banco Santander and Banesto regarding the common draft terms of merger.

(iii)	Fairness opinions delivered by the financial advisors of the merger.

(iv)	The report of the independent expert appointed by the Commercial Registry of Cantabria as required by section 34 of the Structural Modifications Act.

(v)	The individual and consolidated accounts and management reports of Banco Santander and Banesto for the financial years 2010, 2011 and 2012, together with the corresponding auditors’ reports. The balance sheets of Banco Santander and of Banesto corresponding to the individual annual accounts ended as of 31 December 2012 will be used as the merger balance sheets.

(vi)	The current bylaws of Banco Santander and of Banesto.

(vii)	The identity of the directors of Banco Santander and of Banesto and the date as from which they have been holding their respective positions.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

The foregoing documents in connection with the merger by absorption of Banesto, except for the common draft terms of merger, have been posted on the corporate website of Banco Santander (www.santander.com) since 19 February 2013. The common draft terms of merger between Banco Santander and Banesto were posted on such website on 9 January 2013 and on that of Banesto on 10 January 2013, and can be downloaded and printed.

B.-	In connection with item Seven of the agenda

(i)	The draft common terms of merger of Banco Santander and Banif.

(ii)	The individual and consolidated accounts and management reports of Banco Santander and the individual accounts and management reports of Banif for the financial years 2010, 2011 and 2012, together with the corresponding auditor reports. The balance sheets of Banco Santander and of Banif corresponding to the individual annual accounts ended as of 31 December 2012 will be used as the merger balance sheets.

(iii)	The current bylaws of Banco Santander and of Banif.

(iv)	The identity of the directors of Banco Santander and Banif and the date as from which they have been holding their respective positions.

The foregoing documents in connection with the merger by absorption of Banesto, except for the common draft terms of merger, have been posted on the corporate website of Banco Santander (www.santander.com) since 19 February 2013. For its part, the common draft terms of merger between Banco Santander and Banif were posted on such website on 28 January 2013, and can be downloaded and printed. In addition, the directors of Banif submitted a copy of the common draft terms of merger between Banco Santander and Banif to the Commercial Registry of Madrid, which was deposited on 4 February 2013.

In connection with items Eight A, Eight B, Nine, Ten, Eleven A, Eleven B, Eleven C, Eleven D, and Twelve A of the agenda, starting on the date of publication of the notice of the call to Meeting, shareholders may examine at the registered office of the Company (Paseo de Pereda 9 al 12, 39004 Santander, Cantabria) the full text of the proposed resolutions and the mandatory reports prepared by the directors, as well as request that such documents be delivered or sent to them free of charge. Similarly, shareholders may also obtain, at the registered office of the Company, the full text of the other documents (including the annual report on director remuneration policy) and other proposed resolutions submitted to the shareholders’ decisive or consultative vote at the General Shareholders’ Meeting.

Pursuant to the provisions of the Spanish Capital Corporations Law and the Rules and Regulations for the General Shareholders’ Meeting, from the publication of the call to the General Shareholders’ Meeting and until the seventh day, inclusive, prior to the holding thereof on first call, shareholders may deliver written requests for information or clarifications, or ask written questions that they consider relevant about the items on the agenda for the Meeting. In addition, in the same manner and within the same period, shareholders may deliver written requests for clarifications concerning information accessible to the public that the Company has provided to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Shareholders’ Meeting was held and concerning the auditor’s reports mentioned above.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, such requests as are admissible in the exercise of the shareholders’ right to receive information may be made by e-mail to junta.accionistas@santander. com, in which case, in order to provide the system with adequate guarantees of authenticity and of identity of the shareholder exercising the right to receive information, such shareholder shall set forth in such e-mail his/her first name and surname (or corporate name), Tax Identification Number, and the number of shares held by such shareholder. As provided in section 539 of the Spanish Capital Corporations Law, and unless otherwise indicated by the shareholder, the requests for information received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made by delivering or mailing the written request, bearing the handwritten signature of the requesting party, to the registered office of the Company.

MINIMUM DISCLOSURES REGARDING THE COMMON DRAFT TERMS OF MERGER BY ABSORPTION OF BANESTO

In accordance with the provisions of section 40.2 in relation to 31 of the Structural Modifications Act, the legally required minimum disclosures regarding the common draft terms of merger by absorption of Banesto by Banco Santander are included below, with the complete text of the common draft terms of merger being available on the website of the Company upon the terms indicated:

(a)	Identification of the companies involved

Banco Santander, S.A. is a Spanish credit institution with a registered office at Paseo de Pereda, números 9 al 12, 39004 (Santander), holding tax identification number A-39000013 and is registered with the Commercial Registry of Cantabria at page 286 folio 64 book 5 on Companies, Entry 1, and with the with the Registry of Banks and Bankers of the Bank of Spain under number 0049.

Banco Español de Crédito, S.A. is a Spanish credit institution with a registered office at avenida Gran Vía de Hortaleza número 3, 28033 (Madrid), holding tax identification number A-28000032 and registered with the Commercial Registry of Madrid at volume 36 on Companies, folio 177, page number 1,595, and with the Registry of Banks and Bankers of the Bank of Spain under number 0030.

(b)	Exchange ratio and exchange procedure

The exchange ratio for the shares of Banco Santander and Banesto, which has been determined based on the fair value of their corporate assets, shall be 0.633 shares of Banco Santander, each with a nominal value of 0.5 euro, for every share of Banesto, each with a nominal value of 0.79 euro, without provision for any supplementary cash remuneration.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

This exchange ratio has been agreed to and calculated based on the methodologies explained and for which a rationale is provided in the report that the Boards of Directors of Banco Santander and Banesto drafted and signed in Santander and Madrid, on 18 February 2013, and which have been made available to the shareholders on occasion of this call to the General Shareholders’ Meeting.

In determining the exchange ratio, Banco Santander and Banesto have taken into account, among other issues, that the shareholders of Banesto will not be able to receive the remuneration that the shareholders of Banco Santander will receive within the framework of the Santander Scrip (Santander Dividendo Elección) programme, in January/February and April/May 2013, because it is expected that the merger will be consummated in the month of May. It is not expected that Banesto will distribute any dividend.

Banco Santander shall cover the exchange of Banesto shares with treasury shares, and shall therefore not increase the share capital of Banco Santander for such purpose.

In any event, by application of section 26 of the Structural Modifications Act, there will be no exchange of either the Banesto shares owned by Banco Santander or the Banesto shares held in treasury, which will be cancelled.

The exchange of the shares of Banesto for the shares of Banco Santander shall occur once the merger has been approved at the General Shareholders’ Meetings of Banco Santander and Banesto, the equivalent documentation referred to in section 41.1. c) et seq. of Royal Decree 1310/2005 of 4 November has been submitted to the National Securities Market Commission, the conditions precedent referred to in the common draft terms of merger have been met, and the merger deed has been registered with the Commercial Registry of Cantabria.

The exchange shall take place as from the date indicated in the announcements to be published in one of the widely-circulated newspapers in the autonomous communities of Cantabria and Madrid, respectively, in the Official Gazettes (Boletines Oficiales) of the Spanish Stock Exchanges, and in the Official Gazette of the Commercial Registry. Banco Santander shall act as agent for such purpose, which shall be indicated in the aforementioned announcements.

The exchange of the shares of Banesto for shares of Banco Santander shall be implemented through the Iberclear participants that are depositaries thereof, in accordance with the procedures established for the book-entry system pursuant to the provisions of Royal Decree 116/1992 of 14 February, and with the application of the provisions of section 117 of the Spanish Capital Corporations Law, to the extent applicable.

The Banesto shareholders holding a number of shares that will not give them the right to receive a whole number of Banco Santander shares under the agreed exchange ratio may acquire or transfer shares in order to exchange them in accordance with such exchange ratio. Without prejudice to the foregoing, the companies participating in the merger shall establish mechanisms to facilitate the exchange by such Banesto shareholders, including the appointment of an odd-lot agent. As described in the directors reports regarding the common draft terms of merger, it is initially envisaged that Santander Investment Bolsa, Sociedad de Valores, S.A., acting on behalf of Banco Santander, performs the function of odd-lot agent.

The shares of Banesto will be cancelled as a result of the merger.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(c)	Ancillary obligations, special rights, and securities other than those representing capital

It is stated for the record that there are no ancillary obligations (prestaciones accesorias), special preferred shares, or persons with special rights at Banco Santander or Banesto other than simple ownership of the shares, for which reason there is no need to grant any special right or offer any options. The Banco Santander shares delivered to Banesto shareholders as a result of the merger will not give the holders thereof any special rights.

(d)	Benefits extended to independent experts and to the directors

No benefits of any type will be extended to the independent expert participating in the merger process or to the directors of Banco Santander or Banesto.

(e)	Date as from which the holders of shares delivered in exchange will have the right to participate in the profits of Banco Santander

As from the date on which they are delivered, the shares delivered by Banco Santander to Banesto shareholders in order to cover the exchange shall give their holders the right to participate in the profits of Banco Santander upon the same terms as the other shares of Banco Santander outstanding on such date. It is stated for the record that the Banesto shareholders will not be entitled to the Santander Scrip Dividend (Santander Dividendo Elección) programme of April/May 2013, the record date for which is previous to the date expected for the consummation of the merger.

(f)	Date of accounting effects of the merger

1 January 2013 is established as the date from which the transactions of Banesto shall be deemed for accounting purposes to have taken place on behalf of Banco Santander.

(g)	Amendment of the Bylaws of Banco Santander

The Bylaws of Banco Santander will not be amended as a result of the merger.

(h)	Valuation of the assets and liabilities of Banesto to be transferred

The assets and liabilities transferred by Banesto to Banco Santander will be recorded on Banco Santander’s books, in the amount corresponding thereto after the transaction has been implemented, in the consolidated annual accounts of the Group as of the effective date of this merger for accounting purposes, i.e. 1 January 2013.

(i)	Date of the accounts of the merging companies to establish the terms upon which the merger will be implemented

The terms upon which the merger will be carried out have been determined taking into account the annual accounts of the merging companies for the financial year ended 31 December 2012.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(j)	Impacts of the merger on employment, impact on gender within the management bodies, and impact on corporate social responsibility

Pursuant to the provisions of section 44 of the Restated Text of the Statute of Workers Act (Ley del Estatuto de los Trabajadores), which governs transfers of undertakings, Banco Santander shall subrogate to the labour rights and obligations of the employees of Banesto.

The institutions participating in the merger shall comply with their obligations to provide information to and, if applicable, to consult with the legal representatives of the workers of each institution, in accordance with the provisions of labour regulations. Notice of the merger shall also be given to public agencies where appropriate, and in particular to the General Social Security Revenue Office (Tesorería General de la Seguridad Social).

The integration of the organisations of Banco Santander and Banesto and the optimisation of the network resulting from the merger will entail a reduction in the number of employees, which will take place progressively through relocation to other units of the Santander Group, both in Spain and abroad, naturally-occurring turnover of the work force, and incentivised redundancies. In any case, the integration of employees shall take place with respect for applicable legal provisions in each case, especially with respect to the rights of the representatives of the workers to information and consultation, holding relevant meetings and negotiations with them to allow for the development of such employee integration with the greatest agreement possible among the parties.

It is not expected that the merger will produce changes in the composition of Banco Santander’s management body.

It is expected that the merger will not have an impact on Banco Santander’s social responsibility policy.

MINIMUM DISCLOSURES REGARDING THE COMMON DRAFT TERMS OF MERGER BY ABSORPTION OF BANIF

In accordance with the provisions of section 40.2 in relation to 31 of the Structural Modifications Act, the legally required minimum disclosures regarding the common draft terms of merger by absorption of Banif by Banco Santander are included below, with the complete text of the common draft terms of merger being available on the website of the Company upon the terms indicated:

(a)	Identification of the companies involved

Banco Santander, S.A. is a Spanish credit institution with a registered office at Paseo de Pereda, números 9 al 12, 39004 (Santander), holding tax identification number A-39000013, and is registered with the Commercial Registry of Cantabria at sheet 286 folio 64 book 5 on Companies, Entry 1, and with the with the Registry of Banks and Bankers of the Bank of Spain under number 0049.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Banif, S.A. Unipersonal is a Spanish credit institution with a registered office at Paseo de la Castellana, número 53, 28046 (Madrid), holding tax identification number A-33003088 and registered with the Commercial Registry of Madrid at volume 3,115 on Companies, folio 40, sheet M53.233, and with the Registry of Banks and Bankers the Bank of Spain under number 0086.

(b)	Date of accounting effects of the merger

1 January 2013 is established as the date from which the transactions of Banif shall be deemed for accounting purposes to have taken place on behalf of Banco Santander.

(c)	Ancillary obligations, special rights, and securities other than those representing capital

It is stated for the record that there are no ancillary obligations, special preferred shares, or persons with special rights at Banco Santander or Banif other than simple ownership of the shares, for which reason there is no need to grant any special right or offer any options.

(d)	Benefits extended to the directors

No benefits of any type will be extended to the directors of Banco Santander or Banif.

(e)	Amendment of the Bylaws of Banco Santander

The Bylaws of Banco Santander will not be amended as a result of the merger.

(f)	Impacts of the merger on employment, impact on gender within the management bodies, and impact on corporate social responsibility

Pursuant to the provisions of section 44 of the Restated Text of the Statute of Workers Act, which governs transfers of undertakings, Banco Santander shall subrogate to the labour rights and obligations of the employees of Banif.

The institutions participating in the merger shall comply with their obligations to provide information to and, if applicable, to consult with the legal representatives of the workers of each institution, in accordance with the provisions of labour regulations. Notice of the merger shall also be given to public agencies where appropriate, and in particular to the General Social Security Revenue Office.

The integration of the businesses of Banif and Banesto in Banco Santander will entail the optimisation of the resulting network, involving a reduction in the number of employees, which will take place progressively through relocation to other units of the Santander Group, both in Spain and abroad, naturally-occurring turnover of the work force, and incentivised redundancies.

In any case, the integration of employees shall take place with respect for applicable legal provisions in each case, especially with respect to the rights of the representatives of the workers to information and consultation, holding relevant meetings and negotiations with them to allow for the development of such employee integration with the greatest agreement possible among the parties

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

It is not expected that the merger will produce changes in the composition of Banco Santander’s management body.

It is expected that the merger will not have an impact on Banco Santander’s social responsibility policy.

DOCUMENTS AVAILABLE ON THE WEBSITE

Apart from the above-mentioned right to receive information, the following documents and information, amongst others, shall be available for viewing on the Company’s website (www.santander.com) as from the date of publication of the announcement of the call to meeting:

(i)	This notice of call to meeting.

(ii)	The total number of shares and voting rights on the date of the call to meeting.

(iii)	The annual accounts, the management report and the auditor’s report for Financial Year 2012, as well as the consolidated accounts, the Group’s management report and the auditor’s report for such Financial Year.

(iv)	The full text of the proposed resolutions regarding all of the items on the agenda for the General Shareholders’ Meeting, as well as, in connection with Items Eight A, Eight B, Nine, Ten, Eleven A, Eleven B, Eleven C, Eleven D, Twelve A, Thirteen A and Thirteen B, the corresponding reports prepared by the directors.

(v)	The documents listed in the “Right to Receive Information” section in connection with items Six and Seven of the Agenda.

(vi)	The curriculum vitae of the individuals referred to in item Three of the agenda.

(vii)	The rules applicable to proxy-granting and voting by remote means of communication and to remote attendance at the Meeting and the documentation necessary for such purpose.

(viii)	The rules of operation of the Electronic Shareholders’ Forum.

(ix)	The Annual Corporate Governance Report.

(x)	The Group’s Annual Report.

(xi)	The current Bylaws, along with the resulting text of such Bylaws if the amendments proposed at the Meeting are approved.

(xii)	The current Rules and Regulations for the General Shareholders’ Meeting.

(xiii)	The current Rules and Regulations of the Board of Directors.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(xiv)	The Report of the Audit and Compliance Committee.

(xv)	The Report of the Appointments and Remuneration Committee including the report on director remuneration policy submitted to a consultative vote under item Fifteen of the agenda.

(xvi)	The Report on director remuneration policy that is submitted to a consultative vote under item Fifteen of the agenda.

SPECIAL INFORMATION TOOLS

Pursuant to the provisions of section 539.2 of the Spanish Capital Corporations Law, the Bank has enabled on its website (www.santander.com) an Electronic Shareholders’ Forum (hereinafter, the “Forum”), which may be accessed, with all proper safeguards, by shareholders who are individuals as well as by voluntary associations of shareholders that may be created pursuant to the provisions of section 539.4 of the Spanish Capital Corporations Law.

There may be published in the Forum proposals intended to be presented as a supplement to the agenda announced in the call to meeting, requests for adherence to such proposals, initiatives to reach the percentage required to exercise a minority right as contemplated by Law, and voluntary proxy offers or solicitations.

The Forum does not constitute a device for electronic conversation among the shareholders or a meeting point for virtual debate, nor may the Forum be a channel of communication between the Company and its shareholders. The Forum is made available in order to facilitate communication among the Bank’s shareholders on occasion of the call to and until the holding of the General Shareholders’ Meeting.

To access the Forum, shareholders must have previously signed one of the following agreements with the Bank, which will allow them to have a set of access codes for the Forum and, by means thereof, an electronic signature:

(a)	Multi-Channel Agreement: shareholders who are individuals and who have already entered into a Multi-Channel Agreement with the Bank may make use thereof, using the codes and electronic signature already available to them by virtue of such agreement.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who are individuals and have not entered into a Multi-Channel Agreement and shareholders that are legal entities (even if they have entered into a Multi-Channel Agreement) must sign an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the Meeting through remote means of communication”) for the sole purpose of accessing and using the Forum and, if applicable, of using the electronic voting and proxy mechanisms, without any charge by the Bank.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Legal entities that are not resident in Spain must call the Shareholders’ Helpline to adapt, with proper safeguards, the mechanisms for participating in the Electronic Shareholders’ Forum. The information and requirements for executing either of these documents can be viewed on the Bank’s website (www.santander.com) from the date of publication of the notice of the call to meeting. Access to the Forum and the terms and conditions for the use and operation thereof shall be governed by the provisions of this notice of call to meeting and by the rules of operation of the Electronic Shareholders’ Forum, the text of which can be viewed on such website of the Bank.

DATA PROTECTION

The personal data set forth herein, those that the shareholders provide to the Company in exercising their attendance, proxy-granting and voting rights at the General Shareholders’ Meeting or that are provided by the banks or brokerage firms or companies with whom shareholders have deposited their shares, through the entity legally entrusted with the book-entry registries, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), will be processed (and included in files for which the Company is responsible) in order to manage and control both the shareholding relationship and the call to, holding and broadcasting of the General Shareholders’ Meeting, as well as to comply with its statutory obligations. Such data will be made available to the notary who is to attend the General Shareholders’ Meeting and may be made available to third parties in the exercise of their right to receive information laid down in the law or be made accessible to the public to the extent that they are included in the information available on the website (www.santander) or are stated at the General Shareholders’ Meeting, the proceedings of which may be recorded by audiovisual means and broadcast on such website. By attending the General Shareholders’ Meeting (in person or from a distance), attendees consent to such recording and broadcast. The owners of such personal data may send their requests for access, correction, cancellation and challenge, in accordance with the provisions of Organic Law 15/1999, of 13 December, on the Protection of Personal Data, by written notice addressed to the registered office of the Company at Paseo de Pereda, números 9 al 12, Secretaría General, 39004 – Santander.

Santander, 19 February 2013 The General Secretary, Ignacio Benjumea

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 20, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President